Tailwind Two Acquisition Corp.
150 Greenwich Street, 29th Floor

New York, NY 10006

February 17, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn: Yolanda Guobadia, Gus Rodriguez, Timothy S. Levenberg, Loan Lauren Nguyen

Re:	Tailwind Two Acquisition Corp. Draft Registration Statement on Form S-1 Submitted December 16, 2020 CIK No. 0001835512

Ladies and Gentlemen:

This letter sets forth a response of Tailwind Two Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 11, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response to the numbered comment immediately below the numbered comment.

In addition, concurrently with the submission of this letter, the Company is publicly filing a Registration Statement on Form S-1 (the “Registration Statement”).

Draft Registration Statement on Form S-1 filed December 16, 2020

Summary Financial Data, page 31

1.	Staff’s comment: Please expand your disclosure in the table to also include the “as adjusted” amounts at December 3, 2020 assuming consummation of the offering.

Response: The Company acknowledges the Staff’s comment and has revised the table to also include an “as adjusted” column on page 33 of the Registration Statement filed with the Commission concurrently with this response letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660, Peter S. Seligson at (212) 446-4756 and Aaron M. Schleicher at (212) 390-4616 of Kirkland & Ellis LLP.

Sincerely,

/s/ Philip Krim
Chairman of the Board

Via E-mail:

cc:	Christian O. Nagler Peter S. Seligson

Aaron S. Schleicher
Kirkland & Ellis LLP

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